Exhibit 99.6

RP® FINANCIAL, LC.

Advisory | Planning | Valuation

December 13, 2012

Boards of Directors

WBSB Bancorp, MHC

WBSB Bancorp, Inc.

Westbury Bank

200 South Main Street

West Bend, Wisconsin 53095

Re:                             Plan of Conversion and Reorganization

WBSB Bancorp, MHC

WBSB Bancorp, Inc.

Westbury Bank

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the “Plan”) adopted by the Board of Directors of WBSB Bancorp, MHC, (the “MHC”), which is based in West Bend, Wisconsin.  The Plan provides for the conversion of the MHC into the stock form of organization.  Pursuant to the Plan, the MHC will be merged into WBSB Bancorp, Inc. (the “Mid-Tier”) and the Mid-Tier will merge with Westbury Bancorp, Inc., a newly formed Maryland corporation (the “Company”) with the Company as the resulting entity, and the MHC will no longer exist.  As part of the Plan, the Company will sell shares of common stock in an offering that will represent the ownership interest in the Mid-Tier, now owned by the MHC.

We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company representing the amount of the MHC’s total equity as of the date of the latest statement of financial condition used in the prospectus.  The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders.  We further understand that Westbury Bank will also establish a liquidation account in an amount equal to the Company’s liquidation account, pursuant to the Plan.  The liquidation accounts are designed to provide payments to depositors of their liquidation interests in the event of liquidation of Westbury Bank (or the Company and Westbury Bank).

In the unlikely event that either Westbury Bank, (or the Company and Westbury Bank) were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to Eligible Account Holders and Supplemental Eligible Account Holders of their interests in the liquidation account maintained by the Company.  Also, in a complete liquidation of both entities, or of Westbury Bank only, when the Company has insufficient assets (other than the stock of Westbury Bank), to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Westbury Bank has positive net worth, Westbury Bank, shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of Westbury Bank, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by the Company shall be surrendered and treated as a liquidation account in Westbury Bank, the bank liquidation account and depositors shall

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have an equivalent interest in the bank liquidation account, subject to the same rights and terms as the liquidation account maintained by the Company.

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of Westbury Bank (or the Company and Westbury Bank), that liquidation rights in the Company automatically transfer to Westbury Bank in the event the Company is completely liquidated or sold apart from a sale or liquidation of Westbury Bank, and that after two years from the date of conversion and upon written request of the Federal Reserve Board, the Company will transfer the liquidation account and depositors’ interest in such account to Westbury Bank and the liquidation account shall thereupon become the liquidation account of Westbury Bank no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the Westbury Bank liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets does not have any economic value at the time of the transactions contemplated in the first and second paragraphs above.  We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,
RP Financial, LC.